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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2002

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes.                   No.       X
                      -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .)
                                                 -------

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     China Southern Airlines Company Limited (the "Company") on December 12,
2002 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the Company's revenue sharing scheme agreement. A copy of the announcement in English is included in this Form 6-K of the Company.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                 By           /s/   Su Liang
                                     -----------------------------------
                                     Name:  Su Liang
                                     Title: Company Secretary


Date: December 12, 2002





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The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                        REVENUE SHARING SCHEME AGREEMENT

                  WAIVER APPLICATION FOR CONNECTED TRANSACTIONS

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SUMMARY

Reference is made to the Company's announcement dated October 11, 2002. The Company hereby announced that it has entered into 8 RSSA with China Northern and Xinjiang Airlines on December 12, 2002 in relation to 8 domestic routes.

As each of China Northern and Xinjiang Airlines is a connected person of the Company, each of the RSSA where China Northern and Xinjiang Airlines are the relevant parties will constitute a connected transaction under the Listing Rules.
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Reference is made to the Company's announcement dated October 11, 2002. The
Company hereby announced that it has entered into 8 RSSA with the following parties on December 12, 2002 in relation to the following 8 routes:

1.   Xinjiang Airlines in relation to the following route:

     -    Guangzhou-Urumqi-Guangzhou

2.   China Northern in relation to the following routes:

     -    Zhengzhou-Dalian-Zhengzhou            -    Guangzhou-Dalian-Guangzhou
     -    Zhengzhou-Chongqing-Zhengzhou         -    Guangzhou-Harbin-Guangzhou
     -    Guangzhou-Shenyang-Guangzhou          -    Guangzhou-Xiamen-Guangzhou
     -    Dalian-Harbin-Dalian


CHINA NORTHERN

China Northern is principally engaged in commercial airline services in the PRC with its headquarters based in Shenyang, East Northern part of the PRC. Following the Consolidation and Restructuring, China Northern becomes a wholly owned subsidiary of CS Air and therefore constitutes a connected person of the Company under the Listing Rules.


XINJIANG AIRLINES

Xinjiang Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Urumqi, Xinjiang. Following the Consolidation and Restructuring, Xinjiang Airlines becomes a wholly owned subsidiary of CS Air and therefore constitutes a connected person of the Company under the Listing Rules.
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ONGOING CONNECTED TRANSACTIONS

As CS Air is the 65.2% controlling shareholder of the Company, each of the RSSA where China Northern and Xinjiang Airlines are the relevant parties will constitute a connected transaction under the Listing Rules. The major terms of the RSSA are similar and are briefly described as follows:

1. Revenue arising from those routes covered under the RSSA will be allocated in proportion to the traffic capacity, calculated by reference to the model of the aircraft, frequency of the flights and also the seats capacity, deployed by the respective parties to the RSSA respectively. The allocation of the revenue is not ascertainable until the end of each month during the term of the respective RSSA.

2. The traffic capacity is determined by the respective airlines. The corresponding operating costs will be borne by the respective parties to the RSSA.

3. The revenue derived from those routes covered under the RSSA will be collected by the respective parties to the RSSA independently ("Actual Revenue"). At the end of the term of the RSSA, Actual Revenue of the respective parties to the RSSA will be aggregated and calculated under the terms of the RSSA. The amount of revenue attributable to each party according to the terms of the RSSA will be allocated among the respective parties to the RSSA in proportion to the monthly seat capacity of the parties ("Allocated Revenue"). Any Allocated Revenue in excess of the Actual Revenue collected by any parties under the RSSA will be allocated to such parties. The tickets will be sold by the respective parties to the RSSA under their respective codes.

4. The scheme has the beneficial effect of protecting the interests of the parties to the RSSA in the operation of the routes covered under the RSSA.

5.   There is no consideration payable by the parties in entering into the RSSA.

6. Each of the RSSA will be effective from December 1, 2002 to March 29, 2003. At the end of the term, the parties to the respective RSSA can renew the term on the same terms as the RSSA or amend the terms of the RSSA. If and when there are any amendments to the terms of the RSSA, the Company will comply with the Listing Rules requirements.


REASONS FOR THE ONGOING TRANSACTIONS

It is expected that by entering into the RSSA, adverse price competition of the routes covered under the RSSA can be avoided to certain extent and the effect of which is to protect the interest of each party to the RSSA.


WAIVER APPLICATION

The Transactions are envisaged to take place on a continuing basis. While the necessity of future similar arrangements will depend on the prevailing business needs of the relevant parties to the RSSA, it is anticipated that the Transactions are and will be regarded as connected transactions for the Company under the Listing Rules. The Board (including independent non-executive directors) is of the view that the terms of the RSSA are and will be on normal commercial terms and fair and reasonable so far as the Company and the shareholders of the Company are concerned and in the best interests of the Company and the shareholders of the Company as a whole.

Based on the historical revenue derived from the routes covered under the RSSA for the first quarter of 2002 and the calculation prescribed in the RSSA, the Board considers that the aggregate annual amount to be paid by the Group to China Northern and Xinjiang Airlines (as appropriate) and by China Northern and Xinjiang Airlines (as appropriate) to the Group under RSSA is anticipated to be
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less than 3% of the book value of the Company's NTA in the relevant financial year. The actual amount of revenue allocation is not ascertainable until the end of the term of the respective RSSA. It would be impracticable and unduly burdensome for the Company to make separate press announcements on each occasion such requirements arise. Accordingly, the Company applied for a conditional waiver from the Stock Exchange from complying with the connected transactions requirements under Rule 14.25(1) of the Listing Rules in respect of the Transactions on each occasion such requirements arise, such that the Transactions need only be disclosed in the respective published annual reports and accounts and no press announcement will be required with respect to the Transactions on the conditions that the aggregate amount payable by the Group to China Northern and Xinjiang Airlines (as appropriate) and by China Northern and Xinjiang Airlines (as appropriate) to the Group under the RSSA for each financial year shall not exceed 3% of the book value of the Company's NTA in the relevant financial year or HK$10 million, whichever is the higher (the "Relevant Cap Amount").

The Company will apply to the Stock Exchange for a waiver from complying with the connected transactions requirements under Rule 14.25(1) of the Listing Rules in respect of the Transactions, subject to the following conditions:

1.   the Transactions shall be:

     (a) entered into by the Group in their ordinary and usual course of businesses;

     (b) conducted on normal commercial terms or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available from independent third parties as appropriate; and

     (c) in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole;

2. the aggregate annual amount payable by the Group to China Northern and Xinjiang Airlines (as appropriate) and by China Northern and Xinjiang Airlines (as appropriate) to the Group under the RSSA for each financial year shall not exceed the Relevant Cap Amount;

3. details of the Transactions as required under Rule 14.25(1) (A) to (D) of the Listing Rules shall be disclosed in the Company's annual reports;

4. the independent non-executive directors of the Company shall review the Transactions annually and confirm in the Company's annual report for each of the relevant financial year that the Transactions have been conducted in the manner as stated in paragraph 1(a) to (c) above and comply with the Relevant Cap Amount as stated in paragraph 2 above;

5. the auditors of the Company shall review the Transactions annually and provide the Board of Directors of the Company with a letter in respect of the Transactions occurring during each of the relevant financial year, stating that:

     (i) the Transactions have received the approval of the Board of Directors of the Company;

     (ii) the Transactions have been entered into in accordance with the terms of the agreements relating to the transactions in question;

     (iii) the aggregate annual amount payable by the Group to China Northern and Xinjiang Airlines (as appropriate) and by China Northern and Xinjiang Airlines (as appropriate) to the Group under the RSSA for each financial year shall not exceed the Relevant Cap Amount; and
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     (iv)  the Transactions are in accordance with the pricing policy of the
           Company and/or its subsidiaries;

6. where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter, the Directors shall contact the Listing Division immediately; and

7. China Northern and Xinjiang Airlines shall provide to the Stock Exchange an undertaking that, for so long as the Company's shares are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records for the purpose of the auditors' review of the Transactions described above.


DEFINITIONS

"Board"                                       the board of directors of the Company;

"CAAC"                                        General Administration of Civil Aviation of China;

"China Northern"                              China Northern Airlines, a wholly owned subsidiary of CS Air;

"Company"                                     China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the PRC and listed on the Stock Exchange;

"Consolidation and Restructuring"             the consolidation and restructuring among SA Group, China
                                              Northern Airlines and Xinjiang Airlines as described in the
                                              Company's announcement dated October 11, 2002;

"CS Air"                                      China Southern Air Holding Company, the direct controlling shareholder and ultimate parent of the Company;

"Directors"                                   the directors of the Company;

"Group"                                       the Company and its subsidiaries;

"Listing Rules"                               Rules Governing the Listing of Securities on the Stock Exchange of
                                              Hong Kong Limited;

"PRC"                                         People's Republic of China;

"RSSA"                                        8 revenue sharing scheme agreements entered into between the
                                              Company, China Northern and Xinjiang Airlines, the details of which are described in details in this announcement;

"SA Group"                                    Southern Airlines (Group), a state-owned economic entity established under the laws of the PRC;

"Stock Exchange"                              The Stock Exchange of Hong Kong Limited;

"Transactions"                                the ongoing connected transactions contemplated under the RSSA;

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
"Xinjiang Airlines"                           Xinjiang Airlines, a wholly owned subsidiary of CS Air.



                                            By order of the Board


                                            SU LIANG
                                            Company Secretary

Guangzhou, the People's Republic of China
December 12, 2002